UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

    AMCOL INTERNATIONAL CORPORATION

(Name of Subject Company)

AMCOL INTERNATIONAL CORPORATION

(Name of Persons Filing Statement)

    Common Stock, par value $0.01 per share

(Title of Class of Securities)

    02341W103

(CUSIP Number of Class of Securities)

    Ryan McKendrick

    Chief Executive Officer

    AMCOL International Corporation

    2870 Forbs Avenue

    Hoffman Estates, Illinois 60192

    (847) 851-1500

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

    With copies to:

    R. Scott Falk, P.C.

    Richard M. Brand

    Kirkland & Ellis LLP

    300 North LaSalle

    Chicago, IL 60654

    (312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2014, as amended by Amendment No. 1 thereto filed with the SEC on February 25, 2014, Amendment No. 2 thereto filed with the SEC on February 27, 2014 and Amendment No. 3 thereto filed with the SEC on March 4, 2014 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by AMCOL International Corporation, a Delaware corporation (the “Company”), relating to the tender offer by Imerys Minerals Delaware, Inc. (“Purchaser”), a Delaware corporation and indirect wholly owned subsidiary of Imerys SA (“Parent” or “Imerys”), a corporation organized under the laws of France, disclosed in the Tender Offer Statement on Schedule TO, filed by Purchaser and Parent with the SEC on February 20, 2014, and Amendment No. 1 thereto filed with the SEC on February 27, 2014 (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), pursuant to which Purchaser had offered to purchase all of the Company’s outstanding common stock, par value of $0.01 per share (the “Shares”) at a price of $42.75 per Share, net to the seller in cash, without interest (the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser, dated February 20, 2014 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined in this Amendment No. 4 have the meanings ascribed to such terms in the Schedule 14D-9.

Items 1-9.

1. Items 1 through 9 of the Schedule 14D-9 are hereby amended and supplemented by:

Amending and replacing all references in the Schedule 14D-9 to the Offer Price being “$42.75 per Share, net to the seller in cash, without interest” with “$45.25 per Share, net to the seller in cash, without interest.”

Item 2. Identity and Background of Filing Person.

1. Item 2, “Identity and Background of Filing Person—Tender Offer” is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

“Additional Increase in the Offer Price

On March 4, 2014, Parent and Purchaser increased the Offer Price to $45.25 per Share (the “Second Amended Offer”), upon the terms and subject to the conditions set forth in Amendment No. 2 to the Schedule TO, dated March 5, 2014 (the “Second Amended Schedule TO”). The Second Amended Offer is being made pursuant to the Amended Merger Agreement (the “Second Amended Merger Agreement”), as amended by the Merger Agreement Amendment and Amendment No. 2 to the Agreement and Plan of Merger, dated March 4, 2014, by and among Parent, Purchaser and the Company (the “Merger Agreement Amendment No. 2”). The Second Amended Offer expires at 12:00 midnight, New York City time, on March 20, 2014 (one minute after 11:59 p.m., New York City time, on March 19, 2014), subject to extension in certain circumstances as required or permitted by the Second Amended Merger Agreement and applicable law.

In order to reflect the increase in the Offer Price, all references in the Schedule 14D-9, as amended, to ‘$42.75 per Share,’ as the Offer Price, are hereby replaced, as appropriate, with ‘$45.25 per Share.’”

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

1. Item 3, “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Imerys—Merger Agreement” is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

“On March 4, 2014, the Company, Imerys and Purchaser executed the Merger Agreement Amendment No. 2 pursuant to which Purchaser increased the Offer Price to $45.25 per Share. The foregoing summary of the Merger Agreement Amendment No. 2 is qualified in its entirety by reference to the Merger Agreement Amendment No. 2, a copy of which is filed as Exhibit (e)(16) hereto and incorporated herein by reference.”

2. Item 3, “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Consideration for Shares Tendered Pursuant to the Offer” is hereby amended and supplemented by replacing the cash amount in the last sentence of the first paragraph with “$45.25”.

3. Item 3, “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Consideration for Shares Tendered Pursuant to the Offer” is hereby amended and supplemented by replacing, in its entirety, the table included in that section, on page 5 of the Schedule 14D-9, with the following:

Name	Position	Number of Shares	Consideration Payable in Respect of Shares
James W. Ashley	General Counsel	1,720	$77,830
Patrick Carpenter	Vice President, President of Construction Technologies Segment	15,658	$708,525
Daniel P. Casey	Director	15,000	$678,750
Gary L. Castagna	Executive Vice President and Chief Operating Officer	63,078	$2,854,280
Donald J. Gallagher	Director	0	$0
John Hughes	Director	194,228	$8,788,817
Michael Johnson	Senior Vice President, President of Energy Services	17,521	$792,825
Ryan F. McKendrick	Chief Executive Officer, Director	74,968	$3,392,302
Frederick J. Palensky	Director	5,000	$226,250
Donald W. Pearson	Senior Vice President, Chief Financial Officer	27,068	$1,224,827
Jay D. Proops	Director	41,226	$1,865,477
Clarence O. Redman	Director	35,146	$1,590,357
William H. Schumann, III	Director	0	$0
Dale E. Stahl	Director	30,000	$1,357,500
Audrey L. Weaver	Director	1,797,858	$81,353,075
Paul C. Weaver	Director	725,135	$32,812,359
TOTAL		3,043,606	$137,723,172

4. Item 3, “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Merger on Options and Company RSUs” is hereby amended and supplemented by replacing, in its entirety, the table included in that section, on page 6 of the Schedule 14D-9, with the following:

Name	Position	Number of Shares Subject to Vested Options	Number of Shares Subject to Unvested Options	Weighted Average Exercise Price Per Share	Consideration Payable in Respect of Vested Stock Options	Consideration Payable in Respect of Unvested Stock Options		Number of Company RSUs	Consideration Payable in Respect of Company RSUs	Total
James W. Ashley	General Counsel	10,401	10,799	$30.15	$157,055	$163,065		5,100	230,775	$550,895
Patrick Carpenter	Vice President, President of Construction Technologies Segment	31,601	10,799	$26.61	$589,043	$201,293		5,100	230,775	$1,021,111
Daniel P. Casey	Director	18,000	5,000	$26.44	$338,580	$94,050		0	0	$432,630
Gary L. Castagna	Executive Vice President, Chief Operating Officer	69,234	13,466	$25.41	$1,373,603	$267,165		15,800	714,950	$2,355,718
Donald J. Gallagher	Director	1,667	3,333	$30.47	$24,638	$49,262		0	0	$73,900
John Hughes	Director	18,000	5,000	$26.44	$338,580	$94,050		0	0	$432,630
Michael Johnson	Vice President, President of Energy Services	48,734	12,466	$26.05	$935,693	$239,347		5,100	230,775	$1,405,815
Ryan F. McKendrick	Chief Executive Officer, Director	93,834	37,666	$23.30	$2,059,656	$826,769		28,800	1,303,200	$4,189,625
Frederick J. Palensky	Director	8,333	6,667	$30.40	$123,745	$99,005	0	0	0	$222,750
Donald W. Pearson	Chief Financial Officer	83,734	12,466	$25.37	$1,664,632	$247,824		5,100	230,775	$2,143,231

Jay D. Proops	Director	18,000	5,000	$26.44	$338,580	$94,050	0	0	0	$432,630
Clarence O. Redman	Director	18,000	5,000	$26.44	$338,580	$94,050		0	0	$432,630
William H. Schumann, III	Director	1,667	3,333	$30.47	$24,638	$49,262	0	0	0	$73,900
Dale E. Stahl	Director	18,000	5,000	$26.44	$338,580	$94,050		0	0	$432,630
Audrey L. Weaver	Director	18,000	5,000	$26.44	$338,580	$94,050		0	0	$432,630
Paul C. Weaver	Director	18,000	5,000	$26.44	$338,580	$94,050		0	0	$432,630
TOTAL		475,205	145,995	$25.73	$9,322,763	$2,702,337		65,000	2,941,250	$15,095,355

5. Item 3, “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Change of Control Agreements” is hereby amended and supplemented by replacing, in its entirety, the last sentence of the fourth paragraph, on page 7 of the Schedule 14D-9, with the following:

“Assuming that the closing of the Merger occurs on June 30, 2014, the Company believes that the only executives whose payments would be reduced under the CIC Agreements are James W. Ashley and Gary L. Castagna (and then only if they become entitled to a lump sum payment under their respective CIC Agreements), and the Company estimates that the amount of those reductions would be approximately $300,000 in case of Mr. Ashley and $10,000 in case of Mr. Castagna.”

6. Item 3, “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Information Regarding Golden Parachute Compensation” is hereby amended and supplemented by replacing the amount in cash in the next to last sentence of the first paragraph with “$45.25.”

7. Item 3, “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Information Regarding Golden Parachute Compensation” is hereby amended and supplemented by replacing, in its entirety, the table included in that section, on page 8 of the Schedule 14D-9, with the following:

Name	Cash (1)	Equity (2)	Pension/Non-Qualified Deferred Compensation	Perquisites/ Benefits	Tax Reimbursement	Other	Total (3)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Ryan F. McKendrick	$4,774,479	$2,129,969	$—	$—	$—	$—	$6,904,448
Chief Executive Officer
Donald Pearson	1,329,063	478,599	—	—	—	—	1,807,662
Chief Financial Officer
Gary L. Castagna	1,597,166	982,115	—	—	—	—	2,579,281
Executive Vice President, Chief Operating Officer
James W. Ashley	1,115,713	393,840	—	—	—	—	1,509,553
General Counsel
Patrick E. Carpenter	1,101,723	432,068	—	—	—	—	1,533,791
Vice President, President of Construction Technologies Segment
Michael Johnson	1,311,575	470,122	—	—	—	—	1,781,697
Vice President, President of Energy Services

8. Item 3, “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Information Regarding Golden Parachute Compensation” is hereby amended and supplemented by replacing, in its entirety, the table included in that section in footnote (2) on page 9 of the Schedule 14D-9, with the following:

Name	Value of Company Options	Value of Company RSUs	Total
Ryan F. McKendrick	$826,769	$1,303,200	$2,129,969
Donald Pearson	247,824	230,775	478,599
Gary L. Castagna	267,165	714,950	982,115
James W. Ashley	163,065	230,775	393,840
Patrick E. Carpenter	201,293	230,775	432,068
Michael Johnson	239,347	230,775	470,122

9. Item 3, “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Information Regarding Golden Parachute Compensation” is hereby amended and supplemented by replacing, in its entirety, the last sentence of footnote 3, on page 9 of the Schedule 14D-9, with the following:

“Assuming that the closing of the Merger occurs on June 30, 2014, the Company believes that the only executives whose payments would be reduced under the CIC Agreements are James W. Ashley and Gary L. Castagna (and then only if they become entitled to a lump sum payment under their respective CIC Agreements), and the Company estimates that the amount of those reductions would be approximately $300,000 in case of Mr. Ashley and $10,000 in case of Mr. Castagna.”

10. Item 3, “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Information Regarding Golden Parachute Compensation” is hereby amended and supplemented by replacing, in its entirety, the table included in that section in footnote (3) on page 9 of the Schedule 14D-9, with the following:

Name	Single-Trigger	Double-Trigger
Ryan F. McKendrick	$2,494,448	$4,410,000
Donald Pearson	591,662	1,216,000
Gary L. Castagna	1,135,531	1,443,750
James W. Ashley	488,753	1,020,800
Patrick E. Carpenter	525,791	1,008,000
Michael Johnson	581,697	1,200,000

Item 4. The Solicitation or Recommendation.

1. Item 4, “The Solicitation or Recommendation—Recommendation of the Company Board” is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

“At a meeting held on March 4, 2014, the Company Board unanimously (i) determined that the Merger Agreement Amendment No. 2, the Second Amended Merger Agreement, the Second Amended Offer, the Merger and the other transactions contemplated by the Second Amended Merger Agreement, are advisable, fair to and in the best interests of the Company and its stockholders (other than Imerys and its subsidiaries), (ii) approved the Merger Agreement Amendment No. 2, the Second Amended Merger Agreement, the Second Amended Offer, the Merger and the other transactions contemplated by the Second Amended Merger Agreement, in accordance with the requirements of the DGCL, and (iii) subject to the terms and conditions set forth in the Second Amended Merger Agreement, resolved to recommend that the Company’s stockholders accept the Second Amended Offer and adopt the Second Amended Merger Agreement and tender their Shares pursuant to the Second Amended Offer.

Accordingly, and for other reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Second Amended Offer and tender their Shares pursuant to the Second Amended Offer.”

2. Item 4, “The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Company Board—Background of the Offer and Merger” is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

“On the evening of March 3, 2014, representatives of Kirkland & Ellis discussed the Second Revised MTI Proposal with representatives of Cravath and reiterated the Company Board’s concerns with MTI’s termination right related to its failure to obtain financing and the absence of a specific performance remedy for the Company in the Second Revised MTI Proposal.

On March 4, 2014, Mr. Michel called Mr. McKendrick and informed him that in light of the Second Revised MTI Proposal, Parent would increase the price it was proposing to pay the Company’s stockholders for their shares.

Also on March 4, 2014, a representative of Cravath called a representative of Kirkland & Ellis to report that MTI had determined to revise further its proposal (such further revised proposal, the “Third Revised MTI Proposal”) to provide AMCOL with the right to specifically enforce MTI’s obligation to close the transaction. MTI also proposed to remove those provisions in MTI’s previous draft merger agreement that would have made the transaction contingent on MTI’s receipt of sufficient financing for the transaction pursuant to MTI’s commitment letter with its lenders and that provided, in lieu of such specific enforcement remedy, for the payment by MTI of a reverse break-up fee to the Company if such financing were not obtained. The Third Revised MTI Proposal did not, however, increase MTI’s offer price of $45.00 per Share.

Shortly thereafter, on March 4, 2014, a representative of Skadden sent to a representative of Kirkland & Ellis the Merger Agreement Amendment No. 2, which proposed an increase in the Offer Price to $45.25 per Share, but which otherwise did not change the terms of the Amended Merger Agreement.

Later on March 4, 2014, the Company Board held a telephonic meeting to discuss the Third Revised MTI Proposal and the Merger Agreement Amendment No. 2. During the meeting, Kirkland & Ellis reviewed with the Company Board its fiduciary duties. Also during the meeting, representatives of Goldman Sachs reviewed with the Company Board their financial analysis of the $45.25 per share cash Offer Price and delivered an oral opinion, subsequently confirmed by delivery of a written opinion, dated March 4, 2014, that, as of March 4, 2014 and based upon and subject to the factors and assumptions set forth in the written opinion, the per share Offer Price to be received by the Company’s stockholders (other than Imerys and its affiliates) pursuant to the Second Amended Merger Agreement was fair from a financial point of view to such holders. Representatives of Kirkland & Ellis reviewed in detail with the Company Board the terms of the Merger Agreement Amendment No. 2. Members of the Company Board discussed the Third Revised MTI Proposal and the status of discussions between the Company’s representatives and MTI’s representatives. Following extensive discussion, the Company Board unanimously (i) determined that the Merger Agreement Amendment No. 2, the Second Amended Merger Agreement, the Second Amended Offer, the Merger and the other transactions contemplated by the Second Amended Merger Agreement, are advisable, fair to and in the best interests of the Company and its stockholders (other than Imerys and its subsidiaries), (ii) approved the Merger Agreement Amendment No. 2, the Second Amended Merger Agreement, the Second Amended Offer, the Merger and the other transactions contemplated by the Second Amended Merger Agreement, in accordance with the requirements of the DGCL, and (iii) subject to the terms and conditions set forth in the Second Amended Merger Agreement, resolved to recommend that the Company’s stockholders accept the Second Amended Offer and adopt the Second Amended Merger Agreement and tender their Shares pursuant to the Second Amended Offer. The Company Board also determined that the Third Revised MTI Proposal was not superior to the Merger Agreement Amendment No. 2.

Later on March 4, 2014, the Company, Parent and Purchaser executed the Merger Agreement Amendment No. 2. Thereafter, Parent and the Company issued separate press releases announcing the Merger Agreement Amendment No. 2 and the increased Offer Price contemplated thereby.”

3. Item 4, “The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Company Board—Reasons for the Recommendation of the Company Board” is hereby amended and supplemented by adding the following new paragraph at the end thereof:

“In reaching its determination to recommend that the Company’s stockholders accept the Second Amended Offer and tender their Shares pursuant to the Second Amended Offer, the Company Board considered, in consultation with its outside legal and financial advisors and the Company’s senior management, the same factors as described above with respect to the Offer and Merger Agreement and, in addition, considered that the Second Amended Offer provided for $2.50 per Share of additional cash value compared to the prior Offer. The Company Board also considered the opinion of Goldman Sachs delivered to the Company Board, that, as of March 4, 2014 and based upon and subject to the factors and assumptions set forth therein, the per share Offer Price to be received by the Company’s stockholders (other than Imerys and its affiliates) pursuant to the Second Amended Merger Agreement was fair from a financial point of view to such holders. For more information about the Goldman Sachs opinion of March 4, 2014, see ‘—Opinion of the Company’s Financial Advisor as of March 4, 2014’ beginning on page 23 of the Schedule 14D-9.”

4. Item 4, “The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Company Board—Opinion of the Company’s Financial Advisor” is hereby amended and restated in its entirety as follows:

Opinion of the Company’s Financial Advisor as of March 4, 2014

Goldman Sachs delivered its opinion to the Company Board that, as of March 4, 2014 and based upon and subject to the factors and assumptions set forth therein, the $45.25 in cash per share to be paid to holders (other than Parent and its affiliates) of Shares pursuant to the Second Amended Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated March 4, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Exhibit (a)(5)(I). Goldman Sachs provided its opinion for the information and assistance of the Company Board in connection with its consideration of the transaction. The Goldman Sachs opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Second Amended Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Second Amended Merger Agreement;

•	the Offer to Purchase on Schedule TO of Purchaser and the Solicitation/Recommendation Statement of the Company filed on Schedule 14D-9, each as amended prior to March 4, 2014;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2013;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company, which we refer to in this section as the Forecasts.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the specialty chemicals industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Company’s consent that the Forecasts had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation, appraisal or geological or technical assessment of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and Goldman Sachs was not furnished with any such evaluation, appraisal or geological or technical assessment. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on the expected benefits of the transaction in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs has assumed that the transaction will be consummated on the terms set forth in the Second Amended Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs’ analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the transaction, or the relative merits of the transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date of the opinion, of the $45.25 in cash per share to be paid to such holders pursuant to the Second Amended Merger Agreement. Goldman Sachs does not express any view on, and Goldman Sachs’ opinion does not address, any other term or aspect of the Second Amended Merger Agreement or transaction or any term or aspect of any other agreement or instrument contemplated by the Second Amended Merger Agreement or entered into or amended in connection with the transaction, including the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the transaction, whether relative to the $45.25 in cash per share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Second Amended Merger Agreement or otherwise. Goldman Sachs does not express any opinion as to the impact of the transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of Goldman Sachs’ opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 3, 2014, and is not necessarily indicative of current market conditions.

Implied Premium Based on Historical Stock Price Analysis. Goldman Sachs reviewed the historical trading prices for Shares for the three years ending on February 11, 2014. Goldman Sachs compared the $45.25 in cash per share proposed to be paid pursuant to the Second Amended Merger Agreement in relation to the closing price for Shares as of February 11, 2014 (one day prior to the announcement of the Merger Agreement), October 28, 2013 (one day prior to the Company’s receipt of a non-binding acquisition proposal by a third party), July 23, 2013 (the highest closing price for the 52 week period ended on February 11, 2014), July 7, 2011 (the highest closing price for the three-year period ended on February 11, 2014) and the ten-day and thirty-day volume-weighted average trading prices for Shares as of February 11, 2014.

The $45.25 in cash per share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Second Amended Merger Agreement represented:

•	a premium of 23.2% to the closing price of $36.72 per Share as of February 11, 2014;

•	a premium of 40.2% to the closing price of $32.27 per Share as of October 28, 2013;

•	a premium of 23.0% to the closing price of $36.80 per Share as of July 23, 2013;

•	a premium of 15.1% to the closing price of $39.30 per Share as of July 7, 2011;

•	a premium of 29.5% to the ten-day volume-weighted average trading price per Share as of February 11, 2014 of $34.93; and

•	a premium of 31.8% to the 30-day volume-weighted average trading price per Share as of February 11, 2014 of $34.33.

Implied Multiples Analysis. Based on information obtained from Bloomberg, estimates from the Institutional Brokers’ Estimate System, which we refer to in this section as IBES, as of February 11, 2014 and the Forecasts, Goldman Sachs performed certain analyses and calculated certain financial multiples for the Company based on the closing price of $36.72 per Share as of February 11, 2014 and the $45.25 in cash per share to be paid pursuant to the Second Amended Merger Agreement. Goldman Sachs first calculated the implied market capitalization of the Company by multiplying the February 11, 2014 closing price by the assumed number of total Shares as of January 31, 2014 (including 32.5 million Shares, 1.0 million options with a weighted average strike price of $27.11 per Share, 0.4 million stock appreciation rights with a weighted average strike price of $26.91 per Share and 0.1 million restricted stock units per management of the Company). Goldman Sachs then calculated the implied enterprise value of the Company, which is the market capitalization of the Company plus the book value of debt less cash and cash equivalents and minority interests, by adding the implied market capitalization to the assumed amount of the Company’s net debt (including minority interests) of $198 million as of December 31, 2013 per management of the Company. Goldman Sachs then calculated such implied enterprise value as a multiple of the Company’s estimated earnings before interest, taxes and depreciation and amortization (which we refer to in this section as EBITDA) for the 2014 and 2015 calendar years based on the Forecasts and IBES estimates as of February 11, 2014, respectively, and as a multiple of the Company’s EBITDA for the 2013 calendar year, such 2013 EBITDA adjusted for $61.6 million of non-recurring charges per Company management. Based on the same methodologies, Goldman Sachs also calculated the implied enterprise value based on the $45.25 in cash per share to be paid pursuant to the Second Amended Merger Agreement as a multiple of the Company’s estimated EBITDA for the 2014 and 2015 calendar years based on the Forecasts and IBES estimates as of February 11, 2014, respectively, and as a multiple of the Company’s adjusted EBITDA for the 2013 calendar year.

The following table presents the results of Goldman Sachs’ analysis:

Implied enterprise value as a multiple of EBITDA
	$36.72 per Share as of February 11, 2014	$45.25 per Share
Adjusted 2013A	9.4x	11.3x
2014E (per Forecasts)	8.2x	9.9x
2015E (per Forecasts)	7.6x	9.2x
2014E (per IBES estimates)	8.7x	10.4x
2015E (per IBES estimates)	8.2x	9.9x

Goldman Sachs also calculated the implied estimated price-to-earnings ratios of the Company based on each of the $36.72 February 11, 2014 closing price and the $45.25 in cash per share to be paid pursuant to the Second Amended Merger Agreement by dividing the respective share prices by the estimated earnings per Share of the Company for the 2014 and 2015 calendar years based on the Forecasts and IBES estimates as of February 11, 2014, respectively, and by the Company’s earnings per Share for the 2013 calendar year, such 2013 earnings per Share adjusted for $0.96 of the same non-recurring charges referenced above per Company management. The following table presents the results of Goldman Sachs’ analysis:

Implied price-to-earnings ratio
	$36.72 per Share as of February 11, 2014	$45.25 per Share
Adjusted 2013A	18.3x	22.6x
2014E (per Forecasts)	16.7x	20.6x
2015E (per Forecasts)	14.9x	18.3x
2014E (per IBES estimates)	16.2x	19.9x
2015E (per IBES estimates)	15.0x	18.5x

Public Trading Multiples Analysis. Goldman Sachs reviewed and compared certain financial information, ratios and multiples for the Company to corresponding financial information, ratios and multiples for Parent and the following publicly traded corporations in the mid-cap specialty and oilfield services sectors, respectively.

Mid-cap specialty:

• A. Schulman, Inc.	• Ferro Corporation

• Albemarle Corporation	• H.B. Fuller Company

• Ashland Inc.	• Innophos Holdings, Inc.

• Cabot Corporation	• Innospec Inc.

• Chemtura Corporation	• Koppers Holdings Inc.

• Cytec Industries Inc.	• PolyOne Corporation

Oilfield services:

• Baker Hughes Incorporated	• Schlumberger N.V. (Schlumberger Limited)

• Basic Energy Services, Inc.	• Superior Energy Services, Inc.

• Halliburton Company	• TETRA Technologies, Inc.

• Key Energy Services, Inc.	• Weatherford International Ltd.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs calculated and compared various financial multiples and ratios based on the Forecasts and information it obtained from IBES estimates (in the case of the Company and Parent, as of February 11, 2014) and Bloomberg. Goldman Sachs calculated the implied enterprise value as a multiple of estimated EBITDA for the Company and Parent and, with respect to the selected companies, the median implied enterprise value as a multiple of estimated EBITDA, in each case for the 2014 and 2015 calendar years, and as a multiple of EBITDA for the 2013 calendar year. The following table presents the results of Goldman Sachs’ analysis:

Enterprise value as a multiple of EBITDA:

	$36.72 per Share as of February 11, 2014	$45.25 per Share	Parent	Mid-Cap Specialty (Median)	Oilfield Services (Median)
2013A	9.4x	11.3x	9.1x	9.8x	7.9x
2014E (per Forecasts)	8.2x	9.9x
2015E (per Forecasts)	7.6x	9.2x
2014E (per IBES estimates)	8.7x	10.4x	8.6x	8.4x	6.5x
2015E (per IBES estimates)	8.2x	9.9x	8.1x	7.7x	5.4x

Goldman Sachs also calculated the implied estimated price-to-earnings ratio for the Company and Parent and, with respect to the selected companies, the median implied estimated price-to-earnings ratio, in each case for the 2014 and 2015 calendar years, and for the 2013 calendar year. The following table presents the results of Goldman Sachs’ analysis:

Implied price-to-earnings ratio:

	$36.72 per Share as of February 11, 2014	$45.25 per Share	Parent	Mid-Cap Specialty (Median)	Oilfield Services (Median)
2013A	18.3x	22.6x	15.9x	17.9x	19.0x
2014E (per Forecasts)	16.7x	20.6x
2015E (per Forecasts)	14.9x	18.3x
2014E (per IBES estimates)	16.2x	19.9x	14.7x	15.3x	15.2x
2015E (per IBES estimates)	15.0x	18.5x	13.1x	13.2x	12.0x

Goldman Sachs also calculated the implied enterprise value as a multiple of estimated EBITDA and the implied estimated price-to-earnings ratios for each of the selected companies for the 2014 calendar year based on Bloomberg market date and IBES estimates (in the case of the Company and Parent, as of February 11, 2014). The following table presents the results of Goldman Sachs’ analysis:

Mid-Cap Specialty Comparables
	Company	A. Schulman, Inc.	Albemarle Corporation	Ashland Inc.	Cabot Corporation	Chemtura Corporation	Cytec Industries Inc.	Ferro Corporation	H.B. Fuller Company	Innophos Holdings, Inc.	Innospec Inc.	Koppers Holdings Inc.	PolyOne Corporation
2014E EV/EBITDA:	8.7x	8.1x	9.8x	8.0x	8.3x	7.3x	9.9x	8.3x	9.4x	8.8x	8.6x	6.5x	9.3x
2014E P/EPS	16.2x	15.2x	15.1x	13.6x	14.0x	19.0x	16.6x	18.7x	15.3x	15.8x	12.8x	13.2x	21.3x

Oilfield Services Comparables
	Company	Baker Hughes Incorporated	Basic Energy Services, Inc.	Halliburton Company	Key Energy Services, Inc.	Schlumberger N.V.	Superior Energy Services, Inc.	TETRA Technologies, Inc.	Weatherford International Ltd.
2014E EV/EBITDA:	8.7x	6.6x	6.0x	7.3x	6.8x	9.0x	5.2x	6.1x	6.4x
2014E P/EPS	16.2x	15.6x	NM	14.2x	NM	16.0x	16.8x	14.3x	14.8x

Based on its review of the foregoing calculations and applying its professional judgment, using the 2014 estimated EBITDA and earnings per Share of the Company from the Forecasts and applying illustrative enterprise value to 2014 estimated EBITDA multiples of 7.5x to 9.5x and illustrative price-to-earnings ratios from 13.0x to 18.0x, Goldman Sachs calculated ranges of illustrative values per Share from $33 to $43 and $29 to $40, respectively.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed analyses of the present value of the illustrative future price per Share at the year-end of each of the calendar years 2013 through 2017 using one-year forward EBITDA and earnings estimates based on the Forecasts for the calendar years 2014 through 2018, respectively. Goldman Sachs first calculated illustrative enterprise values of the Company at the year-end of each of the calendar years 2013 through 2017 by multiplying the respective one-year forward EBITDA estimates for the calendar years 2014 through 2018 by one-year forward enterprise value to EBITDA multiples ranging from 7.5x to 8.5x. Goldman Sachs then subtracted the assumed amount of net debt as of the relevant year-end per the Forecasts from the illustrative enterprise values in order to calculate the implied future equity values. The implied future equity values in turn were divided by the projected year-end number of fully diluted Shares outstanding based on information provided by the Company’s management. Goldman Sachs also calculated illustrative implied future values per Share based on price-to-earnings ratios by multiplying the respective one-year forward earnings estimates for the calendar years 2014 through 2018 per the Forecasts by price-to-earnings ratios ranging from 12.0x to 16.0x and dividing such results by the projected year-end number of fully diluted Shares outstanding based on information provided by the Company’s management. In each case, Goldman Sachs then calculated the present values of the implied per Share future values for Shares by discounting the implied per Share future values to December 31, 2013, using a discount rate of 12.1% per annum for the applicable time periods, reflecting an estimate of the Company’s cost of equity. The following table presents the results of Goldman Sachs’ analysis:

Year	Implied Present Value Per Share Based on Illustrative Enterprise Value to Forward EBITDA Multiple of 7.5x to 8.5x	Implied Present Value Per Share Based on Illustrative Price-to- Earnings Ratio of 12.0x to 16.0x
YE2013	$33 - $38	$26 - $35
YE2014	$33 - $38	$27 - $36
YE2015	$34 - $39	$29 - $38
YE2016	$36 - $41	$30 - $40
YE2017	$36 - $41	$31 - $40

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis for the Company based on the Forecasts to determine a range of per Share equity values for the Company. Goldman Sachs conducted its discounted cash flow analysis using estimated unlevered free cash flows (calculated as after-tax earnings before interest plus depreciation and amortization less increases in working capital or plus any decrease in working capital, less capital expenditures) for the Company for the calendar years ending 2014 through 2018. The unlevered free cash flows were discounted to December 31, 2013 by assuming mid-year convention and using illustrative discount rates ranging from 9.5% to 11.5% reflecting estimates of the Company’s weighted average cost of capital. Goldman Sachs then calculated an illustrative range of terminal values as of December 31, 2018 for the Company using the perpetuity growth method and applying illustrative perpetuity growth rates ranging from 3.0% to 5.0%. Goldman Sachs then discounted these illustrative terminal values using the range of illustrative discount rates, as described above. Goldman Sachs then aggregated the present values of the illustrative terminal values with the present values of the illustrative cash flows for each of the calendar years ending 2014 through 2018 and subtracted the assumed amount of the Company’s net debt as of December 31, 2013 to calculate the present values of illustrative equity values of the Company as of December 31, 2013. Goldman Sachs then divided such present values of illustrative equity values by the number of Shares on a fully diluted basis to calculate the illustrative per Share equity values. This analysis resulted in a range of illustrative value indications of $26 to $50 per Share.

Illustrative Leveraged Buyout Analysis. Goldman Sachs performed an illustrative leveraged buyout analysis to determine the range of prices per Share a financial buyer would be willing to pay to acquire the Company on a stand-alone basis. For purpose of this analysis, Goldman Sachs assumed a transaction date of December 31, 2013, a target exit date of December 31, 2018, an internal rate of return ranging from 15.0% to 25.0% to be realized upon exit, an exit enterprise value to EBITDA multiple ranging from 7.5x to 9.5x, a hypothetical bank loan of $460 million at an interest rate of LIBOR plus 3.75% per annum and hypothetical senior notes with a principal amount of $380 with an interest rate of 7.5% per annum, $198 million of net debt (including minority interests) outstanding (assumed to be replaced by the hypothetical bank loan and senior notes), 33.0 million fully diluted Shares outstanding and a tax rate of 28%. Based on these assumptions, Goldman Sachs derived illustrative per Share purchase prices ranging from $30 to $44.

Summary of Selected Precedent Transactions. Goldman Sachs reviewed certain information relating to the following selected transactions in the mid-cap specialty and oilfield services sectors.

Announcement Date	Acquiror	Target	Transaction Value as a Multiple of EBITDA
July 11, 2008	Ashland Inc.	Hercules Incorporated	9.5x
February 16, 2011	Clariant AG	Süd-Chemie AG	9.2x
March 14, 2011	Berkshire Hathaway Inc.	Lubrizol Corporation	7.5x
July 11, 2011	Lonza Group Ltd.	Arch Chemicals, Inc.	10.5x
July 20, 2011	Ecolab Inc.	Nalco Holding Company	11.3x
October 3, 2011	PolyOne Corporation	ColorMatrix Group, Inc.	12.1x
December 15, 2011	Apollo Global Management, LLC	Taminco Group Holdings	10.5x
January 27, 2012	Eastman Chemical Company	Solutia Inc.	9.3x
June 21, 2012	Cabot Corporation	Norit N.V.	12.0x
August 30, 2012	The Carlyle Group L.P.	DuPont Performance Coatings	7.8x
October 12, 2012	Ecolab Inc.	Champion Technologies, Inc.	11.4x
November 7, 2012	Gulf Oil Corporation	Houghton International Inc.	7.9x
March 4, 2013	A. Schulman, Inc.	Ferro Corporation	9.4x
October 7, 2013	Solvay S.A.	Chemlogics Group, LLC	8.7x
October 11, 2013	Platform Acquisition Holdings Ltd.	MacDermid Group Inc.	11.1x
October 11, 2013	W. R. Grace & Co.	Dow Polypropylene Licensing & Catalysts	10.0x

For each of the above selected transactions, Goldman Sachs calculated and compared, based on information it obtained from Bloomberg, SEC filings and company websites the implied enterprise value as a multiple of EBITDA (based on the latest publicly available financial information as of the date on which such selected transaction was announced). While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s operations, market size, industry and product profile. Goldman Sachs then calculated a median implied enterprise value as a multiple of EBITDA for these selected transactions of 9.8x. Based on its review of the foregoing calculations and applying its professional judgment, Goldman Sachs applied enterprise value/EBITDA multiples ranging from 9.0x to 11.0x to the Company’s adjusted EBITDA for 2013 per the Forecasts to derive a range of illustrative enterprise values of the Company. By subtracting the Company’s net debt (including minority interests) of $198 million as of December 31, 2013 from these illustrative enterprise values and dividing the results by the total number of fully diluted Shares, Goldman Sachs derived illustrative implied values per Share ranging from $35 to $44.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Company Board as to the fairness from a financial point of view of the $45.25 in cash per share to be paid to holders (other than Parent and its affiliates) of Shares pursuant to the Second Amended Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those projections.

The consideration to be paid pursuant to the Second Amended Merger Agreement was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Goldman Sachs’ opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Second Amended Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached hereto as Exhibit (a)(5)(I).

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including Groupe Bruxelles Lambert SA, a significant shareholder of Parent (“GBL”), or any currency or commodity that may be involved in the transaction contemplated by the Second Amended Merger Agreement for the accounts of Goldman Sachs and its affiliates and employees and their customers. During the two year period ended March 4, 2014, Goldman Sachs had not been engaged by the Company, Parent, GBL or their respective affiliates to provide financial advisory or underwriting services for which the Investment Banking Division of Goldman Sachs has received compensation. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the transaction. Goldman Sachs has provided certain investment banking services to GBL and its affiliates from time to time. Goldman Sachs may also in the future provide investment banking services to the Company, Parent, GBL and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Company Board selected Goldman Sachs as their financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement, dated November 11, 2013, the Company engaged Goldman Sachs to act as exclusive financial advisor to the Company Board in connection with the transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $17.0 million, all of which is contingent upon consummation of the Second Amended Offer, and the Company has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

1. Item 5, “Persons/Assets Retained, Employed, Compensated or Used” is hereby amended and supplemented by replacing the amount of the transaction fee in the first paragraph on page 32 with “$17.0 million.”

Item 8. Additional Information to be Furnished.

1. Item 8, “Additional Information to be Furnished—Regulatory Approvals—Antitrust Approvals” is hereby amended and supplemented by replacing, in its entirety, the fifth paragraph, on page 40 of the Schedule 14D-9, with the following:

“On February 24, 2014, each of the Company, Parent and Purchaser filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer.”

2. Item 8, “Additional Information to be Furnished—Regulatory Approvals—Other jurisdictions” is hereby amended and supplemented by replacing, in its entirety, the last sentence of the second paragraph, on page 40 of the Schedule 14D-9, with the following:

“As of March 4, 2014, the Company has submitted applications on the proposed acquisition of the Company and the Merger to MOFCOM, the FCO and the CC and it intends to submit an application to the AMC as promptly as reasonably practicable after the date hereof.”

3. Item 8, “Additional Information to be Furnished—Litigation Related to the Offer” is hereby amended and restated in its entirety as follows:

“On February 18, 2014, a suit captioned Coyne v. AMCOL International Corporation, et al., Case No. 2014-CH-02849 was filed in the Circuit Court of Cook County, Illinois, County Department, Chancery Division. The suit is a purported class action brought on behalf of the stockholders of the Company. The complaint alleges that the Company and its directors breached fiduciary duties in connection with the proposed transaction which plaintiff alleges does not appropriately value the Company, was the result of an inadequate process and includes preclusive deal protection devices. The complaint also claims that Imerys and the Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint purports to seek unspecified damages and injunctive relief. On March 4, 2014, the Company filed a motion to dismiss the complaint.

On February 21, 2014, a suit captioned Halberstam v. AMCOL International Corporation, et al., C.A. No. 9381-VCL was filed in the Delaware Court of Chancery. The suit is a purported class action brought on behalf of the stockholders of the Company. The complaint alleges that the Company’s directors breached fiduciary duties in connection with the proposed transaction which plaintiff alleges does not appropriately value the Company, was the product of an inadequate process and includes preclusive deal protection devises. The complaint also claims that the Company, Imerys and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint purports to seek unspecified damages, injunctive relief, and, in the event the proposed transaction is consummated, rescission of the proposed transaction or rescissory damages. On February 28, 2014, Imerys and Purchaser answered the complaint.

On February 25, 2014, a suit captioned City of Monroe Employees’ Retirement System v. AMCOL International Corporation, et al., Case No. 2014-CH-3236 was filed in the Circuit Court of Cook County, Illinois, County Department, Chancery Division. The suit is a purported class action brought on behalf of the stockholders of the Company. The complaint alleges that the Company’s directors breached fiduciary duties in connection with the proposed transaction which plaintiff alleges does not appropriately value the Company, was the result of an inadequate process and includes preclusive deal protection devices. The complaint also claims that the Company, Imerys and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint purports to seek declaratory relief, injunctive relief and, in the event that the proposed transaction is consummated, rescission of the proposed transaction. On February 27, 2014, the plaintiff filed a motion for expedited discovery and a brief in support of that motion. On March 4, 2014, the Company filed a motion to dismiss the complaint.

The Company, Imerys and Purchaser believe the claims are without merit and intend to defend against them vigorously.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

(a)(1)(K)	Press Release issued by Parent on March 4, 2014 (incorporated by reference to Exhibit (a)(1)(I) to the Amended Schedule TO of Imerys and Purchaser filed with the SEC on March 5, 2014).

(a)(1)(L)	Press Release issued by the Company on March 4, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s 8-K filed with the SEC on March 5, 2014).

(a)(5)(I)	Opinion of Goldman, Sachs & Co. dated March 4, 2014.*

(e)(16)	Amendment No. 2 to the Agreement and Plan of Merger, dated as of March 4, 2014, by and among the Company, Imerys and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s 8-K filed with the SEC on March 5, 2014).

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCOL INTERNATIONAL CORPORATION

By:	/s/ Ryan F. McKendrick
Ryan F. McKendrick
President and Chief Executive Officer

March 5, 2014